JOINT STOCK COMPANY
CONCERN "KALINA"

JSC Concern "KALINA"
620138, Russia, Ekaterinburg,
Komsomolskaya Street 80
TIN 6608000083,
settlement account 40702810400100010698,
JSC «Uralvneshtorgbank»,
BIK 046577780,
OKPO 00333859,
OKONH18131,
Corporate finance +7 343 262-26-85

« 9 » 06 2005 г.

№ 1207 на №........................

United States
Securities and Exchange Commission
Office of Filings and Information Services
450 Fifth Street, N.W.
Washington, D.C. 20549

File number 82-34847

05010248

SUPPL

Dear Sirs!
Please find attached Information about
-2 press releases:

1) "OJSC Concern "KALINA" publishes its US GAAP financial results for the year of 2004"
2) "JSC Concern "KALINA" announced financial results RAS for the first quarter of 2005";
3) "JSC Concern "KALINA" held the Annual general meeting o shareholders".

- Quarterly report of the Issuer for the first quarter 2005;
- US GAAP financial statements of the year 2004;
- RAS financial statements of the first quarter 2005.
- Material events:

1) "Decisions taken by the General Meeting of Shareholders";
2) "Information about accrual and/or paid proceeds on securities of the issuer";
3) "Information about the terms of suspending the liability of the issuer to securities' holders"

Information presented is to be disclosed in compliance with legislation of the Russian Federation.
Yours faithfully,

JSC Concern KALINA

By:______________________
Dmitriy Argunov
Head of Corporate Finance

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED
AUG - 5 2005
WASH. D.C. 199 SECTION PROCESSING

03.05.2005
For immediate publication

OJSC Concern "KALINA" publishes its US GAAP financial results for the year of 2004.

May 03, 2005. Today one of the Russian largest perfumery and cosmetics producers Concern "KALINA" has declared its US GAAP financial results for the year of 2004.

. Sales and net profits of the Company by the results of the year of 2004 were 182,6 mln US dollars and 19 mln US dollars correspondingly. As compared to the previous year sales of the Concern increased by 16, 26% percent and net profits – by 76, 46% percent.

Below you can see finance indicators of the Company's activity for year of 2004 in comparison with the year of 2003. Full texts of independent auditor's report and US GAAP consolidated financial reports of the Company you can find at the Company's web-site: www.kalina.org

Basic finance indicator by the results of the first half-year of 2003 (US GAAP)

Million US dollars	2004	2003	Variance
Sales	**182,603**	**157,059**	**+16,26%**
Gross profit	**90,810**	**71,664**	**+26,72%**
in percents to sales, %	*49,7%*	*45,6%*	-
Commercial and administration expense	(54,395)	(47,571)	+14,34%
Operating profits	**31,267**	**20,984**	**+49,00%**
in percents to sales, %	*17,1%*	*13,4%*	-
Other profits (expenses)	(2,679)	(1,700)	+57,59%
Profits before dissolution of business, taxes and share of minority shareholders	28,588	19,284	+48,25%
Net income	**19,040**	**10,790**	**+76,46%**
in percents to sales, %	*10,4%*	*6,9%*	-
EBITDA*	**33,345**	**22,924**	**+45,46%**
in percents to sales, %	*18,3%*	*14,6%*	-

*EBITDA – earnings before income tax, deprecation and amortization -calculated as operational income plus amortization.

Increase in Company's profits is connected both with growth of the Russian perfumery and cosmetics market as a whole and with growth of the Company's share in the key segments. According to AC Nielsen the Concern value share in the skin care market increased from 19, 5 % at the end of 2003 up to 23,7% at the end of the year 2004. The Company manages to hold the

leading positions on the national cosmetic market due to the popularity of KALINA'S brands, successful marketing policy as well as high quality of its products.

"KALINA" has one of the largest and most effective distribution networks on the Russian consumer market. It accounts for 189 dealers: 143 in Russia and 26 in the CIS countries, 25 – in the Ukraine. Company products are being sold through 81 365 retail outlets in 221 cities and towns of Russia and the CIS countries. To manage finished goods reserves there was introduced Supply Chain – a system providing the minimal level of notes payable overdue. This allows to charge production capacities more evenly and to produce goods with reserves replenishment.

Nowadays KALINA's competitive stability is formed by strong brands with the leading positions on the market, marketing policy of focusing recourses and efforts of the company on the main brands; adjusted distribution; significant advertising pressure, which provides growth of brands awareness; professional team of managers and effective marketing, sales and production management system.

About the company. JSC concern "KALINA " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "KALINA" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", KALINA Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'KALINA"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "KALINA" (the "Company"), as defined in the safe harbour provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual event or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer or solicitation of an offer of securities by Concern "KALINA" or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.

КАЛИНА
КОНЦЕРН

04.05.2005
press-release

JSC Concern "KALINA" announced financial results RAS for the first quarter 2005.

May 4, 2005. Today the largest Russian perfumery and cosmetics manufacturer JSC Concern "KALINA" has announced financial results for the first quarter 2005, prepared according to the Russian Standards of Accounting. Sales and net income according to the results of the year, reached 1 649 mln rubles and 234 mln rub respectively. As compared to the first quarter of the year 2004 the sales and net income of 'KALINA" increased by 14, 05 % and 13, 93% respectively.
Further you can find some of the non-consolidated non-audited Russian financial statements for the first quarter of the year 2005 as compared to the first quarter of the year 2004. The full details of the company's financial statements you can find on the web-site of the Concern:www.kalina.org.

Thousand rub	2005 1 quarter	2004 1 quarter	Variance, %
Sales	1649097	1445932	+14,05
Gross profit	**852832**	**730331**	**+16,77**
Percentage tosales, %	*51,97%*	*50,51%*	
Operating income	**420284**	**405210**	**+3,72**
Percentage to sales, %	*25,49%*	*28,02%*	
Net income	**234571**	**205876**	**+13,93**

About the company. JSC concern "Kalina " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" - among perfumes.

Concern "Kalina" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada Ukraine" (Ukraine), "Novoplast", Kalina Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'Kalina"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of JSC Concern "Kalina" (the "Company"), as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as "expect," "believe," "anticipate," "estimate," "intend," "will," "could," "may" or "might" the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to reflect events and circumstances occurring after the date of this press release and to reflect the occurrence of unanticipated events. We refer you to the documents the Company files from time to time with the Federal Service for the Financial Markets. These documents contain and identify important factors that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, our competitive environment, dependence on new product development, rapid market change, acquisition strategy, risks associated with operating in Russia, volatility of stock price, financial risk management, and future growth subject to risks.

Not for distribution in the United States.

This press release is not an offer or solicitation of an offer of securities by Concern "Kalina" or any other entity for the purchase or sale of any securities nor does it constitute an offer or solicitation to any person in any jurisdiction where solicitation would be unlawful. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.

APPROVED
Meeting of the Board of Directors of the open joint stock company Kontsern "KALINA"
Minutes No.20 dated 11.05.2005

QUARTERLY REPORT

PROVIDED BY THE ISSUER OF ISSUED SECURITIES

Reporting period: I quarter of 2005

Open joint stock company Kontsern "KALINA"

Issuer's code: 3 0 3 0 6 – D

Location: 80 Komsomolskaya Street, Ekaterinburg

Information presented in this quarterly report should be disclosed in compliance with legislation of the Russian Federation concerning securities

Chief Executive Officer **Date "11" May 2005**	___________ **Timur R. Goryaev** **Signature**
Chief accountant **Date "11" May 2005**	_________**Tatiana G. Babina** **Signature** Seal

Contact: ***Dmitry Alexandrovich Argunov , Head of Corporate Finance Department***
Tel: **(343) 262 26 85**
Fax: **(343) 262 22 32**
E-mail: **D.Argunov@kalina.org**

Internet Web-site where the information of the Quarterly report is furnished **WWW.KALINA.ORG**

BALANCE SHEET

as of **01/04/2005**
Organisation: **Open Joint stock company CONCERN "KALINA"**
Industry: **manufacturing**
Type of juridical status: **joint stock company**
Unit of measure: **thousand roubles**

ASSETS	Code of line	As at the beginning of the accounting period	As at the end of the accounting period
1	2	3	4
I. Fixed ASSETS			
Intangible assets	110	13815	13734
Fixed assets	120	465303	667048
Work- in- progress	130	143199	109112
Investments in tangible assets	135	0	0
Long term investments	140	161773	148332
tax assets deferred	145	50725	50725
Total section I	190	*834815*	*988951*
II. CURRENT ASSETS			
Inventories	210	1187207	1390091
including			
raw materials, materials and other similar assets (10,15,16)	211	581319	621518
unfinished production expenses (distribution costs)	213	20230	18609
finished products and goods for resale (40,41)	214	569699	734260
future periods expenses (31)	216	15959	15704
Acquired values Value Added Tax (19)	220	296005	349838
Notes receivable (period of payment exceeds 12 months after accounting date)	230	0	0
including			
buyers and customers	231	0	0
Notes receivable (payments are expected within 12 month after accounting date)	240	1276121	1663269
including			
buyers and customers	241	649504	759052
Short term investments (56,58,82)	250	2923	0
Cash assets:	260	1112562	765155
Other current assets	270	132538	126613
	271	0	0
Total section II	290	*4007356*	*4294966*
BALANCE (sum of lines 190+290+390)	300	**4842171**	**5283917**

EQUITY AND LIABILITIES	Code of line	As at the beginning of the accounting period	As at the end of the accounting period
1	2	3	4
III.. TOTAL CAPITAL AND RESERVS			
Total equity	410	682662	682662
Shares redeemed from shareholders	411	0	0
Paid-in capital	420	841625	841625
Reserve assets	430	83770	83770

including			
reserve funds, created in accordance with Russian Legislation	431	0	0
reserves, created in accordance with constituent documents	432	83770	83770
	433	0	0
Retained earnings	470	2173880	2410219
Total section III	490	*3781937*	*4018276*
IV. LONG TERM LIABILITIES			
Loans and credits	510	300611	319415
Taxes deferred	515	15179	21529
Other long term liabilities	520	0	0
	521	0	0
Total section V	590	*315790*	*340944*
V. SHORT TERM LIABILITIES			
Loans and credits	610	50000	169595
Notes payable	620	693438	754096
including			
suppliers and contractors	621	552867	609809
wages and salaries	622	55367	35143
state off-budget funds liabilities	623	5956	8961
dues and taxes	624	68894	92976
other creditors	625	10354	7207
Dividends paid	630	952	952
Future periods incomes	640	54	54
Forthcoming expenses and payments reserves	650	0	0
Other short term liabilities	660	0	0
Total section V	690	*744444*	*924697*
BALANCE	700	**4842171**	**5283917**
Note on assets on ex-balance accounts			
rented fixes assets	910	29318	29318
including leasing	911	29318	29318
written off liabilities of insolvent debtors	940	19017	19017
liability securities received	950	9191	9191
liability securities paid	960	0	0
depreciation of housing facilities	970	109	112

INCOME STATEMENT

Accounting period: **1 quarter of 2005**
Organisation: **Joint stock company CONCERN "KALINA"**
Industry: **manufacturing**
Type of juridical status: **joint stock company**
Unit of measure: **thousand roubles**

Showing	Code of line	For the accounting period	For the similar period of the previous year
1	2	3	4
I. Revenues and expenses from ordinary activities			
Total revenue (net) from sales of products, works and services (less VAT, excises and other similar compulsory payments)	010	1649097	1445932
	011	-	-
Cost of goods sold	020	(796265)	(715601)
	021	-	-
Gross margin	029	*852832*	*730331*
Selling expenses	030	(277190)	(182735)
Administrative expenses	040	(155358)	(142386)
Profit (loss) from sales (lines(010 – 020 - 030 - 040))	050	*420284*	*405210*
Other revenues and expenses			
Interest receivable	060	4122	2119
Interest payable	070	(12697)	(5312)
Profit from sharing in other organizations	080	-	-
Other operational gains	090	6665	9268
	091	-	-
Other operational expenses	100	(35785)	(55602)
	110	-	-
Non operational gains	120	35176	19149
	121	-	-
Non operational expenses	130	(107140)	(98365)
	131	-	-
Profit (loss) before tax	140	**310625**	**276467**
tax assets deferred	141	-	-
tax liabilities deferred	142	6351	(7959)
current Income tax	150	(82405)	(62632)
mandatory payments	180	0	0
Net income (retained profit (loss) of the accounting period)	190	**234571**	**205876**
Reference Constant tax assets	200	1504	0
Basic income (loss) per share	201	0,00	0
Watered income (loss) per share	202	0,00	0

Notes on some incomes and losses

Showing	Code of line	For the accounting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties	210	111	174	3 1710	108
Profit (loss) of previous periods	220	9555	43594	0	97678
Recovery of damages caused by non-execution or improper execution of liabilities	230	0	0	0	0
Currency difference	240	23737	62115	13359	456
Deduction to evaluation reserves	250	X	0	X	0
Writing off notes payable and notes receivable which limitation of action is terminated	260	0	122	11	512
	270	0	0	0	0

Chief Executive Officer
JSC Concern "KALINA" — Goryayev Timur Rafkatovich

Chief Accountant — Babina Tatiana Gennadievna

April 28, 2005

OAO Concern “Kalina” and subsidiaries

Independent Auditors’ Report

Consolidated Financial Statements
Years Ended December 31, 2004 and 2003

OAO CONCERN "KALINA" AND SUBSIDIARIES

TABLE OF CONTENTS

Deloitte.

ZAO Deloitte & Touche CIS
Business Center "Mokhovaya"
4/7 Vozdvizhenka St., Bldg. 2
Moscow, 125009
Russia

Tel: +7 (095) 787 0600
Fax: +7 (095) 787 0601
www.deloitte.ru

INDEPENDENT AUDITORS' REPORT

To the Shareholders of OAO Concern "Kalina":

We have audited the accompanying consolidated balance sheets of OAO Concern "Kalina" and subsidiaries (the "Group") as of December 31, 2004 and 2003 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche

April 15, 2005

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003
(in US dollars and in thousands)

	Notes	2004	2003
ASSETS			
CURRENT ASSETS:			
Cash and cash equivalents	3	$ 40,373	$ 7,717
Accounts receivable, net	4	14,408	12,872
Advances to suppliers and prepaid expenses	5	10,374	12,809
Inventories, net	6	40,036	36,224
Taxes recoverable	7	11,375	11,889
Investments	8	2,967	953
Assets associated with discontinued operations	16	7,882	6,145
Deferred tax asset	15	1,725	1,689
Total current assets		129,140	90,298
PROPERTY, PLANT AND EQUIPMENT, net	9	36,351	31,263
INTANGIBLE ASSETS, net		544	422
TOTAL ASSETS		$ 166,035	$ 121,983
COMMITMENTS AND CONTINGENCIES	20		
LIABILITIES AND STOCKHOLDERS' EQUITY			
CURRENT LIABILITIES:			
Accounts payable	10	$ 21,862	$ 16,174
Short-term debt	11	5,059	20,841
Accrued liabilities		226	349
Taxes payable	7	3,643	4,151
Liabilities associated with discontinued operations	16	11,397	7,970
Total current liabilities		42,187	49,485
LONG-TERM DEBT	12	7,875	183
NON-CURRENT TAXES PAYABLE	7	917	3,878
NON-CURRENT DEFERRED TAX LIABILITY	15	2,008	1,247
TOTAL LIABILITIES		52,987	54,793
STOCKHOLDERS' EQUITY:			
Capital stock	17	23,596	20,243
Additional paid in capital	17	24,203	1,233
Other Accumulated Comprehensive Income		3,954	2,141
Retained earnings		61,295	43,573
Total stockholders' equity		113,048	67,190
TOTAL LIABILITIES AND STOCKOLDERS' EQUITY		$ 166,035	$ 121,983

See notes to the consolidated financial statements on pages 6-18.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(in US dollars and in thousands)

	Notes	2004	2003
NET SALES		$ 182,603	$ 157,059
COST OF SALES		(91,793)	(85,395)
GROSS PROFIT		90,810	71,664
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	13	(59,543)	(50,680)
OPERATING INCOME		31,267	20,984
OTHER INCOME/EXPENSES:			
Interest income/(expense), net		40	(2,876)
Foreign currency exchange gains/(losses), net		750	(432)
Gain from sale of investments		-	2,165
Other expenses, net	14	(3,469)	(557)
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAX EXPENSE		28,588	19,284
INCOME TAX EXPENSE	15	(8,007)	(5,163)
NET INCOME FROM CONTINUING OPERATIONS		20,581	14,121
DISCONTINUED OPERATIONS			
Loss from operations of subsidiary JSC Alye Parusa	16	-	(241)
Loss from operations of subsidiary LLC Pallada Vostok	16	(1,541)	(1,408)
Loss on disposal of JSC Alye Parusa	16	-	(1,682)
NET INCOME		$ 19,040	$ 10,790

See notes to the consolidated financial statements on pages 6-18.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(in US dollars and in thousands)

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 19,040	$ 10,790
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,078	1,940
Impairment loss on property, plant and equipment	-	516
(Gain)/loss on disposal of property, plant and equipment	224	(915)
(Gain) on disposal of investment	-	(2,165)
Deferred tax benefit	-	(793)
Interest income, net	(40)	-
Changes in operating assets and liabilities:		
Accounts receivable, net	(776)	13,280
Accounts payable and accruals	5,072	(4,239)
Inventories, net	(1,586)	642
Advances to suppliers and prepaid expenses	3,219	(4,510)
Taxes receivable	911	(1,609)
Taxes payable	(3,831)	(2,507)
Discontinued operations	1,579	776
Net cash provided by operating activities	25,890	11,206
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property, plant, equipment and intangible assets	(3,622)	(6,960)
Proceeds from sale of property, plant and equipment	68	1,670
Purchase of securities	(3,688)	(3,902)
Proceeds from sale of securities	-	7,162
Proceeds from sale of subsidiary	-	36
Net cash used in investing activities	(7,242)	(1,994)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from short-term debt	25,150	5,205
Repayment of short-term debt	(43,340)	(7,032)
Proceeds from long-term debt	11,500	183
Repayment of long-term debt	(667)	(13)
Dividends declared and paid	(4,484)	(568)
Proceeds from stock issue	26,323	-
Foreign exchange on opening cash balance	(474)	-
Net cash provided by/(used in) financing activities	14,008	(2,225)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	32,656	6,987
CASH AND CASH EQUIVALENTS, beginning of period	7,717	730
CASH AND CASH EQUIVALENTS, end of period	$ 40,373	$ 7,717
CASH PAID DURING THE PERIOD FOR:		
Income tax	6,476	8,423

See notes to the consolidated financial statements on pages 6-18.

OAO CONCERN "KALINA" AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(in US dollars and in thousands)

	Capital Stock	Additional Paid In Capital	Other Accumulated Comprehensive Income	Retained Earnings	Total Stockholders' Equity
Balance December 31, 2002	$ 20,243	$ 1,233	$ -	$ 33,351	$ 54,827
Translation adjustment	-	-	4,302	-	4,302
Income tax effect of changes in functional currency	-	-	(2,161)	-	(2,161)
Dividends declared	-	-	-	(568)	(568)
Net Income	-	-	-	10,790	10,790
Balance December 31, 2003	$ 20,243	$ 1,233	$ 2,141	$ 43,573	$ 67,190
Translation adjustment	-	-	1,813	-	1,813
New stock issue	3,353	22,970	-	-	26,323
Net Income	-	-	-	19,040	19,040
Dividends declared	-	-	-	(1,318)	(1,318)
Balance December 31, 2004	$ 23,596	$ 24,203	$ 3,954	$ 61,295	$ 113,048

See notes to the consolidated financial statements on pages 6-18.

1. DESCRIPTION OF BUSINESS

OAO Concern "Kalina" (hereinafter the "Company"), a Russian Open Joint Stock Company, was incorporated on December 12, 1992 as OAO "Uralskiye Samotsveti" under the laws of the Russian Federation ("RF") and renamed OAO Concern "Kalina" on November 30, 1999. The consolidated financial statements presented herein include the financial statements of the Company and its subsidiaries (hereinafter referred to jointly as "Operating Subsidiaries" or separately as "Operating Subsidiary").

Operating subsidiary	Share of ownership	Place of incorporation	Principal activity
LLC Pallada Vostok	100%	Uzbekistan	Manufacturing
LLC Lola Atir Upa	56%	Uzbekistan	Manufacturing
LLC Pallada Ukraina	100%	Ukraine	Trading
LLC Zavod Novoplast	100%	Russia	Manufacturing
Kalina Overseas Holding B.V.	100%	Netherlands	Trading
Kosmetik und Rasierwaren Solingen GmbH	100%	Germany	Trading

The Company and its Operating Subsidiaries (collectively referred to as the "Group") manufacture and sell a wide range of perfume, cosmetics and household products for the countries forming part of the Commonwealth of Independent States ("CIS").

In June and December 2003 the Group management made a decision to dispose of its 65% share in JSC Alye Parusa (Ukrain) and its wholly owned subsidiary LLC Pallada Vostok (Uzbekistan) respectively, therefore their assets, liabilities as well as cash flows and financial results for the reporting periods ended December 31, 2004 and 2003 are presented as assets, liabilities, cash flows and financial results associated with discontinued operations (Notes 14).

During 2004 the Group exchanged its 100% share in LLC Torzhok (Ukraine) for a 12.17% stake in the construction contract development company, LLC KIT-Capital, incorporated in Russia (Note 8).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

The accounts of the Company are prepared in accordance with Russian Federation accounting laws and accounting regulations in Russian roubles ("RUR") and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP"). The accounts of the Operating Subsidiaries are prepared in accordance with local laws and accounting regulations and then converted to accounting principles that are generally accepted in the United States of America ("US GAAP").

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its operating subsidiaries after the elimination of significant intercompany transactions and balances.

Business Combinations – For business combinations that have been accounted for under the purchase method of accounting, the financial statements of the Company include the results of operations of the acquired businesses from the date of acquisition. The excess of the fair value of identifiable tangible and intangible net assets acquired over the purchase price (negative goodwill) is used to reduce the fair value of long-term non-monetary assets acquired.

Use of Estimates – The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and amounts of revenues and expenses of the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk – Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash, cash equivalents and accounts receivable.

The carrying amount of financial instruments, including cash and cash equivalents and short-term obligations, approximates fair value due to the short-term maturity of the instruments.

Foreign Currency Translation – The Group follows a translation policy in accordance with SFAS No. 52, "Foreign Currency Translation". Starting from January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes. Management has determined that for the fiscal year beginning January 1, 2003, the functional currency of the Group is the Russian rouble. Accordingly, US dollar amounts were translated into Russian roubles at the exchange rate current at January 1, 2003. These amounts became the new accounting basis for non-monetary assets and liabilities.

The Group retained the US dollar as its reporting currency and translated its functional currency financial statements into US dollars. Assets and liabilities are translated at period-end exchange rates, while income and expense items are translated at average rates of exchange prevailing during the period. The resulting cumulative translation adjustment is recorded as a separate component of other comprehensive income (loss).

The Russian rouble (RUR), Uzbek soum (UZS) and Ukrainian hrivna (UAH) are not fully convertible currencies outside the territory of Russian Federation, Uzbekistan and Ukraine, respectively. The translation of rouble, soum and hrivna denominated assets and liabilities into US dollars for the purpose of these financial statements does not indicate that the Company and its Operating Subsidiaries could realize or settle in US dollars the reported values of the assets and liabilities. Likewise, it does not indicate that the Group could return or distribute the reported US dollar values of capital and retained earnings to its shareholders.

The official rates of exchange were as follows:

Exchange rate	**As of December 31, 2004**	**Average for 2004**	**As of December 31, 2003**	**Average for 2003**
Russian rouble / US dollar	27.75	28.81	29.45	30.69
Uzbek soum / US dollar	1,058.00	1,019.09	980.00	975.08
Ukrainian hrivna / US dollar	5.31	5.32	5.33	5.33

Cash and Cash Equivalents – Includes cash on hand and bank deposits. Cash equivalents include financial instruments with a maturity of less than ninety days when purchased.

Accounts Receivable – Accounts receivable are stated at their net realizable value after deducting a provision for doubtful accounts. Such provision reflects either specific cases or estimates based on evidence of recoverability.

Investments – Investments in marketable securities consist primarily of "not trading" securities and, accordingly, are carried on the balance sheet at cost.

Inventories – Inventories are stated at the lower of cost, determined by the first-in first-out method for raw materials and weighted average for finished goods, or market value.

Property, Plant and Equipment – Property, plant and equipment is carried at cost less accumulated depreciation. Depreciation is charged using the straight-line method over the asset's estimated useful lives. When assets are retired or otherwise disposed of, the cost and the accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in the statement of operations. The cost of maintenance and repairs is charged to the statement of operations as incurred. Significant renewals and betterment, that extend an asset's estimated useful life, are capitalized.

The overall useful economic lives of the assets for depreciation purposes are as follows:

Description	Useful Life (years)
Buildings	50
Machinery and equipment	10-15
Vehicles	5
Office equipment and other assets	5

Property, plant and equipment held and used by the Group are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may have been impaired. Management considers that no impairment has occurred relating to the Group's investments in property, plant and equipment as of December 31, 2004.

Sales Recognition – Sales are recognized when products are shipped to the customer, net of discounts.

Income Taxes – Income taxes payable have been computed in accordance with the laws of the Russian Federation, Ukraine and Uzbekistan. The Group accounts for deferred taxes on income using the asset and liability method wherein material deferred tax assets and liabilities are recognized based on the future consequences of temporary differences between the financial reporting carrying amounts and tax bases of assets and liabilities using the current enacted income tax rates.

Borrowing Costs – The Group expenses interest on borrowings as incurred. Debt issue costs are amortized to expense over the term to maturity.

Presentation – For comparative purposes certain items in the Consolidated statement of operations for year 2003 were reclassified.

New Accounting Pronouncements – In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), *Inventory Costs an amendment of ARB No. 43, Chapter 4*. SFAS 151 covers the general principles applicable to the pricing of inventory. Paragraph 5 of ARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This new statement amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period expenses. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of production facilities. This standard will be adopted from 1 January 2006.

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 153 (SFAS 153), *Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29.* SFAS addresses the measurement of exchanges of nonmonetary assets. It eliminates the exception to fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29 *Accounting for Non-monetary Transactions* and replaces it with an exception for exchanges that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, the Group will adopt this new accounting standard effective 1 July 2005. The adoption of SFAS 153 is not expected to have a material impact on the financial statements.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R) *Share-Based Payment.* SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements. SFAS 123R also established fair value as the measurement method in accounting for share-based payments to employees. As required by SFAS 123R, the Group will adopt this new accounting standard effective 1 July 2005. The adoption of SFAS 123R is not expected to have a material impact on the financial statements as no such plan exists at the Group.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Cash on hand – RUR	$ 8	$ 7
Cash in bank – RUR accounts	1,633	2,312
Cash in bank – USD accounts	244	-
Bank deposits – RUR accounts	-	5,138
Bank deposit – EUR accounts	37,199	-
Restricted cash – USD accounts	1,092	-
Other – EUR euro, UAH, UZS accounts	197	260
Total	**$ 40,373**	**$ 7,717**

The restricted cash is presented by the amounts reserved on Citibank accounts accordingly to loan agreement between the Company and European Bank for Reconstruction and Development for interest and principal debt repayments.

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Accounts receivable – trade	$ 14,139	$ 16,539
Other accounts receivable	1,188	468
Bad debt allowance	(919)	(918)
Bad debt allowance for accounts receivable relating to discontinued operations	-	(3,217)
Total	**$ 14,408**	**$ 12,872**

5. ADVANCES TO SUPPLIERS AND PREPAID EXPENSES

Advances to suppliers and prepaid expenses consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Advances to suppliers	$ 10,267	$ 12,546
Prepaid expenses	107	263
Total	**$ 10,374**	**$ 12,809**

6. INVENTORIES, NET

Inventories consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Raw materials	$ 26,519	$ 23,943
Work in process	759	482
Finished goods	17,563	15,177
Allowance for obsolescence	(4,805)	(3,378)
Total	**$ 40,036**	**$ 36,224**

7. TAXES RECOVERABLE AND PAYABLE

Current taxes recoverable consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
VAT	$ 10,854	$ 10,977
Other taxes	521	912
Total	**$ 11,375**	**$ 11,889**

Current taxes payable consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Income tax	$ 1,608	$ 1,366
Advertising tax	419	301
Other taxes	1,616	2,484
Total	**$ 3,643**	**$ 4,151**

Non-current taxes payable consist of fines and interest payables that have been disputed with the tax authorities since 1998. The Company has made an accrual in respect of this liability based on information available to management as of the respective reporting dates. The Company accrued a liability in the amount of 114.3 mln RUR (3,878 thousand US dollars) as of December 31, 2003. In 2004, a restructuring agreement was signed with the tax authorities which fixed the disputed liability at 25.4 mln RUR (917 thousand US dollars). This liability is payable as follows (in thousands):

Due in 2006	$ 172
Due in 2007	229
Due in 2008	229
Due in 2009	229
Due in 2010	58
Total	**$ 917**

8. INVESTMENTS

Investments consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Investments in LLC KIT-Capital – 12.17%	2,862	-
Other short-term investments	105	953
Total	$ **2,967**	$ **953**

In 2003 the entire investment in JSC "Zhirovoi Kombinat" (Yekaterinburg) was sold for 117 mln. RUR (3,972 thousand US dollars).

On April 26, 2004 the Group increased the share capital of LLC Torzhok (a 100% subsidiary) by 75,183 thousand RUR (2,597 thousand USD) to 97,725 thousand RUR (3,305 thousand USD).

On June 30, 2004 the Group exchanged its share in LLC Torzhok for a 12.17% share in the construction project development company, LLC KIT-Capital (Note 1). The main activities of LLC Torzhok were construction works. During 2003 and 2004 the Subsidiary developed one construction site of trade-mall center in Nikolaev (Ukraine).

KIT-Capital is a construction site development company. The exchange of 100% stock in LLC Torzhok for 12.17% of KIT-Capital represents an exchange transaction of assets and in accordance with APB 29 "Accounting for Nonmonetary Transactions", Par. 22 is classified as an exchange of similar assets. The exchange transaction did not result in the recognition of any financial gain or loss in the financial statements of the Group.

The value of the new investment in LLC KIT-Capital is represented by the value of the monetary consideration transferred to LLC Torzhok as share capital contributions less any accumulated losses generated by the Subsidiary up to the date of the exchange transaction. The value thus formed is the cost of the new investment and is shown as such on the face of the consolidated balance sheet.

9. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Land	$ 491	$ 463
Buildings	27,011	26,521
Machinery and equipment	53,445	51,239
Vehicles	1,843	2,699
Office equipment and other assets	2,297	2,125
Construction in progress	11,786	8,425
Less: accumulated depreciation	(60,522)	(60,209)
Total	$ **36,351**	$ **31,263**

In the second half of 2002, the Company entered into a financial lease agreement of production equipment. The net book value of the leased assets as of December 31, 2004 and 2003 was 607 thousand US dollars and 569 thousand US dollars, respectively (see Note 12).

The Company concluded 7 finance lease agreements within years 2002 and 2003. LLC "Raiffeisen Leasing" was the lessor in four of them, the remaining three were signed with JSC "Service ETM" as the Lessor for various production equipment. The effective rate for the contracts with LLC "Raiffeisen Leasing" is 13%, for contracts with JSC "Service ETM" - 6%.

In October 2004 the Company terminated one of the contracts with LLC "Raiffeisen Leasing" – after the provider of the equipment had breached the contract.

10. ACCOUNTS PAYABLE

Accounts payable consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Accounts payable – trade	$ 19,265	$ 14,323
Accrued interest	358	389
Other payables	2,239	1,462
Total	**$ 21,862**	**$ 16,174**

11. SHORT-TERM DEBT

Outstanding short-term credit facilities of the Group as of December 31, 2004 and 2003 consisted of the following (in thousands):

	Interest rate	2004	2003
EBRD loan (USD)	LIBOR+4.75%	$ 2,994	$ -
Citibank loan (RUR)	23%	-	1,677
Raiffeisenbank Austria loan (USD)	LIBOR+4%	1,802	-
Other loans in RUR, USD, SUM, UAH	19-23%	-	10
Bonds – first issue (RUR)	14%	-	161
Bonds – second issue (RUR)	14%	-	18,673
Financial lease		-	-
Current portions of liability on financial lease (RUR)	13%	263	320
Total		**$ 5,059**	**$ 20,841**

In 2004, the Group entered into a short-term credit line agreement with Raiffeisenbank Austria. The total amount of credit line facilities to be provided under the contract is 2 mln. US dollars with an annual interest rate of LIBOR plus 4%. As of December 31, 2004 the Group had received 1,802 thousand USD.

In 2001 and 2002 the Group made two bond issues. The face value of the first and the second issues was 100 RUR (3.33 US dollars) and 1,000 RUR (31.44 US dollars) respectively. The number of bonds issued was 51,340 and 550,000 respectively. The bonds were issued at face value. Coupon income on the bonds is accrued at the rate of 80% of the official Central Bank of the Russian Federation refinancing rate effective during the period and is paid quarterly. Bonds of the first and the second issue were repaid on March 5, 2004 and February 2, 2004 respectively.

The effective Central Bank of Russian Federation refinancing rate was as follows:

Date of coupon accrual	CB refinancing rate
August 7, 2002- February 16, 2003	21%
February 17, 2003 – June 20, 2003	18%
June 21, 2003 – January 14, 2004	16%
January 15, 2004 – June 14, 2004	14%
June 15, 2004 – December 31, 2004	13%

Coupon income on the bonds of the second issue was accrued at the weighted average rate of return of the Bonds of the Ministry of Finance of Russian Federation (OFZ). The effective weighted average rate of return on OFZ was as follows:

Date of coupon accrual	Weighted average rate of return
November 13, 2002 – February 11, 2003	22%
February 12, 2003 – May 13, 2003	20%
May 14, 2003 – July 18, 2003	15%
July 19, 2003 – February 2, 2004	14%

As of December 31, 2003 the maturity period of the bonds was shorter than one year, and they are shown as short-term on the face of the Group's balance sheet.

12. LONG-TERM DEBT

Long-term debt consisted of the following as of December 31, 2004 and 2003 (in thousands):

	2004	2003
Long-term bank loans		
EBRD loan (USD)	$ 7,839	$ -
Financial lease		
Long-term portion of financial lease liability (RUR)	36	183
Total long-term debt	**$ 7,875**	**$ 183**

In 2003, the Group entered into a long-term credit line agreement with a related party (Note 16) – the European Bank for Reconstruction and Development (EBRD). The total amount of credit line facilities to be provided under the contract is 20 mln. US dollars with an annual interest rate of LIBOR plus 4.75%. As of December 31, 2004 the Group had received 10,833 thousand USD of which 2,994 thousand USD is payable within 12 months commencing December 31, 2004 (Note 11).

In the second half of 2002 the Company entered into a financial lease agreement of production equipment (see Note 9).

Future minimum lease payments due under non-cancelable leases at December 31, 2004 were (in thousands):

Financial lease commitments as lessee:	
Due within 12 months	$ 186
Due during the second year	38
Total minimum lease payments:	224
Less amount, representing interest	(16)
Present value of minimum lease payments	**$ 208**

13. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Total selling, general and administrative expenses consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Advertising expenses	$ 18,651	$ 13,432
Salaries	12,252	9,493
Transportation expenses	6,145	6,167
Raw materials obsolescense expenses	4,434	3,109
Consulting expenses	3,148	1,634
Social taxes on salaries	2,601	2,879
Other	12,312	13,966
Total	**$ 59,543**	**$ 50,680**

14. OTHER EXPENSES

Total other expenses (net) consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Expenses related to new stock issue	$ 3,062	$ -
Other	407	557
Total	**$ 3,469**	**$ 557**

15. TAXES

Total tax expense consisted of the following at December 31, 2004 and 2003 (in thousands):

	2004	2003
Current tax expense	$ 8,007	$ 6,088
Deferred tax benefit	-	(925)
Total	**$ 8,007**	**$ 5,163**

The Group provides for current taxes based on statutory financial statements maintained and prepared in local currencies and in accordance with local statutory regulations which differ significantly from US GAAP. The Group was subject to a tax rate of 24% in Russia, 25% in Ukraine, and 26% in Uzbekistan in 2004 and 24% in Russia, 30% in Ukraine, and 26% in Uzbekistan in 2003.

The provision for income taxes is different from that which would be obtained by applying the statutory income tax rates to income before income taxes. Below is a reconciliation of theoretical income tax to the actual amount of tax expense recorded in the Group's statement of operations:

	2004	2003
Income tax expense at statutory rates	$ 6,861	$ 4,628
Adjustments due to:		
Tax penalties	-	178
Discontinued operations	10	-
Other permanent differences	1,136	357
Income tax expense	**$ 8,007**	**$ 5,163**

The tax effects of temporary differences that give rise to deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows (in thousands):

		2004		2003
Current deferred tax assets:				
Accrued expenses	$	2,000	$	1,932
Valuation of investments		-		-
Valuation of closing stock of work in progress and finished goods		(275)		(243)
	$	**1,725**	$	**1,689**
Non-current deferred tax liabilities:				
Provisions and allowances		(2)		835
Valuation of non-current assets		-		-
Depreciation expense		(2,006)		(2,082)
	$	**(2,008)**	$	**(1,247)**

As more fully described in Note 2, starting from January 1, 2003, the Russian economy ceased to be considered highly inflationary for accounting purposes. The amount of the adjustment to the deferred tax asset opening balance, resulting from the change in accounting policies was 2,161 thousand US dollars.

16. DISCONTINUED OPERATIONS

Pallada Vostok (Uzbekistan)

In December 2003 Group management made a decision to dispose of its wholly owned subsidiary LLC Pallada Vostok based in Uzbekistan. The subsidiary was engaged in the production of a wide range of cosmetic brands sold on the Uzbekistan market.

Major assets and liabilities of the subsidiary as of December 31, 2004 and 2003 were as follows (in thousands):

		2004		2003
Assets associated with discontinued operations:				
CURRENT ASSETS:				
Cash and cash equivalents	$	18	$	172
Accounts receivable, net		179		114
Advances to suppliers and prepaid expenses		757		553
Inventories		2,495		2,300
Taxes recoverable		101		64
Investments		25		-
Total current assets		**3,575**		**3,203**
PROPERTY, PLANT AND EQUIPMENT, net		4,307		2,942
Total assets associated with discontinued operations	$	**7,882**	$	**6,145**
Liabilities associated with discontinued operations:				
CURRENT LIABILITIES:				
Accounts payable	$	9,885	$	6,913
Accrued liabilities		-		77
Short-term debt		301		-
Taxes payable		57		231
Total current liabilities		**10,243**		**7,221**
LONG-TERM DEBT		962		620
MINORITY INTEREST		192		129
Total liabilities associated with discontinued operations:	$	**11,397**	$	**7,970**

At December 31, 2004 LLC Pallada Vostok was indebted to the rest of the Group in the amount of 5,934 thousand US dollars, represented by 2,042 thousand US dollars in trade payables and 3,524 US dollars received as advances from the rest of the Group.

Revenues and (net loss) of LLC Pallada Vostok for the years 2004 and 2003 were 2,988 and (1,541) thousand dollars and 6,276 and (1,408) thousand US dollars, respectively.

Alye Parusa (Ukraine)

In June 2003 the Group management decided to sell its 65% stake in a Ukrainian based subsidiary – JSC Alye Parusa. JSC Alye Parusa was engaged in production of a wide range of cosmetics brands sold on the Ukrainian market.

Major assets and liabilities of JSC Alye Parusa at the date of disposal, August 5, 2003 were as follows (in thousands):

		August 5, 2003
CURRENT ASSETS:		
Cash and cash equivalents	$	16
Accounts receivable, net		979
Advances to suppliers and prepaid expenses		178
Inventories		909
Taxes recoverable		72
Investments		4
Total current assets		2,158
PROPERTY, PLANT AND EQUIPMENT		529
INTANGIBLE ASSETS, NET		11
Total assets associated with discontinued operations	**$**	**2,698**
CURRENT LIABILITIES:		
Accounts payable	$	3,593
Short-term debt		104
Accrued liabilities		39
Taxes payable		89
Total current liabilities		3,825
LONG-TERM DEBT		446
Total liabilities associated with discontinued operations:	**$**	**4,271**
Attributable goodwill		74
Allowance for accounts receivable from JSC Alye Parusa		(3,217)
Loss on disposal		**1,682**
Total Consideration satisfied by cash		36

Amounts due to the Company by JSC Alye Parusa at August 5, 2003 have been restructured for payments over the period of 2005-2009. The recoverability of the entire balance is considered doubtful and has thus been provided for in full. In accordance with APB 30 «Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions» the adjustment of carrying value of accounts receivable, resulting from the disposal of JSC Alye Parusa is included in financial result of the subsidiary disposal.

Revenues and (net loss) of the subsidiary for the period of 2003 until the date of disposal were 2,264 and (241) thousand US dollars, respectively.

The investment was sold to the subsidiary's chief operating officer on August 5, 2003 realizing a loss of 1,682 US dollars (see Note 19).

As of December 31, 2004 the amount of accounts payable due from JSC Alye Parusa to the rest of the Group was 3,518 thousand US dollars.

17. CAPITAL STOCK

As of December 31, 2004 and 2003 the Group had 9,752,311 and 8,364,908 authorised and issued ordinary shares at RUR 70 per share.

In April 2004 the Group issued 1,387,403 new common shares at a par value of 70 RUR per share. Shares were placed at 525 RUR against shareholders pre-emptive rights and 550.62 RUR per share through a public offering.

As of December 31, 2004 dividends for the second half of 2003 in the amount of 46,007 thousand RUR (1,585 thousand US dollars) were declared and paid in full.

In 2004 interim dividends for the first 6 months were declared of the amount of 36,571 thousand RUR (1,318 thousand US dollars). 2004 interim dividends were paid in the amount 32 399 thousand RUR (1,168 thousand US dollars), for the rest of the declared amount cash resources for dividends payment have been reserved to the full extent. The interim dividends per share were 3.75 RUR (0.135 US dollars).

The Company is owned 50.18% by an individual, 10.67% by EBRD, 7.28% by OOO JP Morgan International (nominal shareholder), 7,07% by ZAO Deposit-Clearing Hall (Palata) (nominal shareholder) and 24.8% by other shareholders (among those nominal shareholders are ZAO Citibank, ZAO ING Bank (Eurasia), ZAO Bransweek UBS Nominees), as of December 31, 2004.

18. RELATED PARTY TRANSACTIONS

The Group has one party related by means of common control – LLC "Soyuzspezstroy".

Advances to related parties as of December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
LLC "Soyuzspezstroy"	$ 992	$ 169
Total	**$ 992**	**$ 169**

Sales to related parties for the years ended December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
LLC "Soyuzspezstroy"		
Sales of third party shares	$ -	$ 2
Total	**$ -**	**$ 2**

Purchases from related parties for the years ended December 31, 2004 and 2003 were as follows (in thousands):

	2004	2003
LLC "Soyuzspezstroy"		
Purchase of services	$ 423	$ 3,248
Total	**$ 423**	**$ 3,248**

19. POST RETIREMENT BENEFITS

Employees of the Group are beneficiaries of state-administered defined contribution pension programs. The Group remits a required percentage of the aggregate employees' salaries to the statutory Pension Funds. As at December 31, 2004 and 2003 the Group was not liable for any supplementary pensions, post retirement health care, insurance benefits, or retirement indemnities to its current or former employees.

20. COMMITMENTS AND CONTINGENCIES

Operating Environment – The Group's principal business activities are within the Russian Federation and CIS countries. Laws and regulations affecting businesses operating in the Russian Federation and CIS countries are subject to rapid changes and the Group's assets and operations could be at risk due to negative changes in the political and business environment.

Tax Environment – Due to the presence in Russian, Ukrainian and Uzbek commercial legislation, and tax legislation in particular, of provisions allowing more than one interpretation, and also due to the practice developed in a generally unstable environment by the tax authorities of making arbitrary judgment on business activities, if a particular treatment based on Management's judgment of the Group's business activities was to be challenged by the tax authorities, the Group may be assessed additional taxes, penalties and interest. Tax years remain open to review by the tax authorities for three years.

21. SUBSEQUENT EVENTS

In April 2005 the Group acquired 59.3191% of Dr. Scheller Cosmetics AG – German perfume manufacturer and distributor.

In January 2005 the Group announced the launch of a level 1 "OTC" American Depositary Receipts (ADR) program in respect of the ordinary shares of the Group administered by Deutsche Bank Trust Company Americas, as depositary bank. ADRs can be issued in respect of up to 19.99% of the issued and outstanding share capital of the Group.

In April 2005 the Group declared dividends for the second half of year 2004 as of amount of 83.967 kRUR (3,026 thousand US dollars). The dividends per share declared as of 8.61 RUR (0.31 US dollar) per common share.

Information about the material event –'Decisions taken by the General meeting'

Full company's name of the issuer and it's organizational legal form – ***Open Joint Stock Company Concern "KALINA"***
Place of location of the issuer – ***80, Komsomolskaya st. Ekaterinburg, 620138, Russia***
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – ***6608000083***
Unique code of the issuer assigned by a registering organ - ***30306D***
Code of the material fact – **1030306D21042005**
Internet-site address, used by the issuer for publishing information about material events –***www.kalina.org***
Names of periodicals used by the issuer to publish the information about the material fact : ***"Appendix to Vestnik of the Federal Committee on securities", the newspaper "Zhizn"***
Type of the general meeting: ***Annual general***
Way of conducting: ***meeting***
The date of holding of the meeting: ***April 20, 2005***
Place of the meeting: ***Russia, Yekaterinburg, Komsomolskaya str., 80, JSC Concern "KALINA"***
The quorum of the general meeting: **5923538 votes (i.e. 60,7% from the general number of votes) participated in the meeting**
Questions put to the vote, results of voting and decisions taken by the general meeting:

1. Election of the Counting Committee.
The candidates offered:
- ***Semchenko Elena Mikhailovna***
- ***Gorelik Olga Vasilievna***
- ***Filinkova Natalia Yurievna***

Results of voting the first question:

For – 5923538 votes
Against- none
Abstinent- none

The wording of decision on the first question put to the vote:
"To elect the following candidates to the counting Committee:
- ***Semchenko Elena Mikhailovna***
- ***Gorelik Olga Vasilievna***
- ***Filinkova Natalia Yurievna"***

2. Approval of the Annual report, balance sheet, accounts of profits and losses for the year of 2004, Auditors' report.
Results of voting the second question:

For – 5923538 votes
Against – none
Abstinent - none

The wording of decision on the second decision put to the vote:
"To approve the Annual report, balance sheet, accounts of profits and losses, Auditors' report, as well as to use in 23004 the net profit at the sum of 465 549 602 (four hundred sixty five million five hundred forty nine thousand six hundred and two) roubles 29 (twenty nine) kopecks including dividend payment on the results of the first half of the year 2004 at the sum of 36 571 166 (thirty six million five hundred seventy one thousands one hundred sixty six) roubles 25 (twenty five) kopecks. The rest of profit is to pay dividends on results of the second half of the year 2004 at the sum of 83 967 397 (eighty three million nine hundred sixty seven thousands three hundred ninety seven) roubles 71 (seventy one) kopecks"

3. Approval of the sum, way and terms of dividend payment on the results of the second half of the year 2004.
Results of voting the third question:

For- 5923538 votes
Against – none
Abstinent - none

The wording of decision on the third decision put to the vote:
"To approve the dividend payment on the results of the second half of the year 2004 for ordinary shares at the sum of 8 (eight) roubles 61 (sixty one) kopecks per one ordinary share;

- ***Payment is to be done in cash;***
- ***Payment is to be done within 30 days from the moment of announcing at the meeting "***

4. Election of the Board of directors.

Results on voting the forth question (cumulative voting):
For:
Geller Nikolay Arkadievich – 5117778 votes
Goryayev Timur Rafkatovich – 5560854 votes
Johan Grietsen Hendrik Vreeman- 5449425 votes

Casper Heijsteeg –	*7347927 votes*
Mark Alan Bush –	*5389985 votes*
Petrov Alexander Yurievich –	*5129900 votes*
Reinhold Schlensok –	*5056637 votes*
Jan Dewijngaert-	*2412256 votes*

The wording of the forth decision taken by the general meeting;

"To elect to the Bard of directors of the JSC Concern"KALINA"

Geller Nikolay – ***Development Director, JSC Concern "KALINA"***

Goryayev Timur- ***Chief Executive Officer, JSC Concern "KALINA"***

Johan Grietsen Hendrik Vreeman- a citizen of the Kingdom of Netherlands

Casper Heijsteeg- ***a citizen of the Kingdom of Netherlands***

Mark Alan Bush – ***a citizen of the United States of America***

Petrov Alexander – ***Chief Financial Officer, JSC Concern "KALINA"***

Reinhold Schlensock – ***a citizen of the Federative Republic of Germany"***

5. Approval of the By-law "On General shareholders meeting" JSC Concern "KALINA".

Results of voting the ffifth question:

For -<u>5725438 votes</u>
Against – <u>183000 votes</u>
Abstinent – <u>15100 votes</u>

The wording of the fifth question taken by the general meeting;
"To approve the By-law "On general shareholders meeting" JSC Concern "KALINA".

6. Approval of the By-law "On the Board of Directors" JSC Concern "KALINA"

Results of voting the sixth question:

For -5719102 votes
Against – 189336 votes
Abstinent – 15100 votes

The wording of the sixth decision taken by the general meeting:
"To approve the By-law "On the Board of Directors" JSC Concern "KALINA ".

7. Approval of the By-law "On Director General "JSC Concern "KALINA".

Results of voting the seventh question:

For -5719102 votes
Against – 189336 votes
Abstinent – 15100 votes

The wording of the seventh question taken by the general meeting:
"To approve the By-law "On the Director General" JSC Concern "KALINA ".

8. Approval of the By-law "On Inspection Commission" JSC Concern 'KALINA".

Results of voting the eighth question:

For -5719102 votes
Against – 189336 votes
Abstinent – 15100 votes

The wording of the eighth decision taken by the general meeting:
"To approve the By-law "On Inspection Commission" JSC Concern "KALINA ".

9. Election of the Inspection Commission.

Candidates offered:

Kudin Dmitry Petrovich –	*brand director JSC Concern "KALINA"*
Fyodorova Olga Viktorovna –	*auditor- accountant of the Internal Control Department*

Goschitskiy Alexander Borisovich – senior investment manager,
Head of representative office
in Yekaterinburg

Results of voting the ninth question:

For -866311 votes
Against – none
Abstinent – none

Votes of the members of the Board of Directors JSC Concern "KALINA" as well as votes of persons holding positions in the managerial bodies of the company were not taken into consideration while counting results on the subject.

The wording of the ninth decision taken by the general meeting:
"To elect to the Inspection Commission
Kudin Dmitry Petrovich
Fyodorova Olga Viktorovna
Goschitskiy Alexamder Borisovich"

10. Approval of Company's auditor.

Results of voting the tenth question:

For -5923538 votes
Against – none
Abstinent – none

The wording of the tenth decision taken by the general meeting:
"To approve Closed Joint Stock Company "Ural-Audit" as an auditor of the Company."

The date of the Minutes of the Annual general meeting: ***April 21, 2005***

Chief Executive Officer ________________ Timur R. Gorayev
JSC Concern 'Kalina' signature
Seal

Date April 21, 2005

Notification of the material event- "information about the accrual and/or paid proceeds on securities of the issuer"

Full company's name of the issuer and it's organizational legal form – ***Open Joint Stock Company Concern "KALINA"***
Place of location of the issuer – ***80, Komsomolskaya st. Yekaterinburg, 620138, Russia***
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – ***6608000083***
Unique code of the issuer assigned by a registering organ - ***30306D***
Code of the material event – ***0630306D21042005***
Internet-site address, used by the issuer for publishing information about material events –***www.kalina.org***
Names of periodicals used by the issuer to publish the information about the material fact : ***"Appendix to Vestnik of the Federal Committee on securities", the newspaper "Zhizn"***
Type, category, series, and other identification signs of securities: ***non-documentary ordinary shares (further- Shares)***
State registration number of securities: ***1-05-30306-D***
Date of the state registration of the issue:***October,21,2003***
Registration institution: ***the Federal Committee on Securities market***
Management institution who took the decision to pay(announce) dividends on the Shares: ***The Annual General Meeting of Shareholders***
Date of the decision : ***April 20, 2005***
Date of the Minutes of general meeting of shareholders: ***April 21, 2005***
The general size of dividends accrued to ordinary shares of the issuer: ***83 967 397(eighty three million nine hundred sixty seven thousand three hundred ninety seven) roubles71 (seventy one) kopecks***
Dividend accrued to one ordinary Share of the issuer: ***8 (eight) roubles 61 (sixty one) kopecks***
Way of dividends' payment: ***cash***
The term of suspending the liability to pay the proceeds on securities: ***May 20, 2005***
Total dividends paid for the Shares of the issuer: ***0 roubles. The final term has not come yet***

Chief Executive Officer
JSC Concern"Kalina" ________________ Goryayev Timur

Date April 21, 2005

Seal

Notification of the material event- "information about the terms of suspending the liability of the issuer to securities' owners.

Full company's name of the issuer and it's organizational legal form – ***Open Joint Stock Company Concern "KALINA"***
Place of location of the issuer – ***80, Komsomolskaya st. Yekaterinburg, 620138, Russia***
Identification number of the tax-payer, assigned to the issuer by the fiscal organ – ***6608000083***
Unique code of the issuer assigned by a registering organ - ***30306D***
Code of the material event – ***0930306D21042005***
Internet-site address, used by the issuer for publishing information about material events –***www.kalina.org***
Names of periodicals used by the issuer to publish the information about the material fact : ***"Appendix to Vestnik of the Federal Committee on securities", the newspaper "Zhizn"***
Type, category, series, and other identification signs of securities: ***non-documentary ordinary shares (further- Shares)***
State registration number of securities: ***1-05-30306-D***
Date of the state registration of the issue: ***October,21,2003***
Registration institution: ***the Federal Committee for Securities market***
The essence of the obligation: ***dividend payment***
The general size of dividends accrued to ordinary shares of the issuer: ***83 967 397(eighty three million nine hundred sixty seven thousand three hundred ninety seven) roubles71 (seventy one) kopecks***
Dividend accrued to one ordinary Share of the issuer: ***8 (eight) roubles 61 (sixty one) kopecks***
Way of dividends' payment: ***cash***
Date when the obligation of the issuer to pay securities' proceeds should be discharged: ***May 20, 2005***
The fact of discharging the obligation or failing to do that : ***Obligation has not been discharged. The final term has not come yet***

Chief Executive Officer
JSC Concern"Kalina" ________________ Goryayev Timur

Date April 21, 2005

Seal

КАЛИНА
КОНЦЕРН

File number 82-34847

21..04.2005
press-release

OJSC Concern "KALINA" held the Annual General Meeting of Shareholders.

Yekaterinburg, April 21, 2005. Yesterday the Annual General Meeting of shareholders JSC Concern "KALINA" was held.
The shareholders approved the Annual report, balance sheet, accounts for profits and losses and Auditors' report.
The Meeting approved the size of dividend payment on the results of the second half of the year 2004 for ordinary shares at the sum of 8 roubles 61 kopecks per one ordinary share. The payment will be done in cash within 30 days from the moment of announcing at the meeting.
Voting on eight offered candidates to the Board of Directors resulted in electing seven of them:
Geller Nikolay Arkadievich – Development director JSC Concern "KALINA"
Goryayev Timur Rafkatovich – Chief Executive Officer JSC Concern "KALINA"
Johan Grietsen Hendrik Vreeman – citizen of Kingdom of Netherlands
Casper Heijsteeg – citizen of Kingdom of Netherlands
Mark Alan Bush – citizen of the United States of America
Petrov Alexander Yurievich – Chief Financial Officer JSC Concern "KALINA"
Reinhold Schlensok – citizen of the Federal Republic of Germany.

The following By-laws were approved: "On General meeting of shareholders", "On Board of Directors", "On Director General" JSC Concern "KALINA", "On Inspection Commission JSC Concern "KALINA".
The following candidates were elected to the Inspection Commission: Kudin Dmitry Petrovich- brand director JSC Concern "KALINA", Fyodorova Olga Viktorovna- auditor-accountant of the Internal control department JSC Concern "KALINA", Goschitskiy Alexander Borisovich – Senior investment manager, Head of the representative office in Yekaterinburg "Eagle Venture Partners".
The closed stock company "Ural-Audit" was approved as the company auditor.
Johan Vreeman, the Chairman of the Board of directors, presided over the meeting. Total number of votes owned by shareholders according to the register amounts to 9752311 all of them being voting. The number of votes

participated in the meeting is 5923538 which makes up 60, 7%. The date of compiling the list of persons with the right to participate in the meeting was March 3, 2005.

Reference. Concern pays dividends annually starting from the moment of turning into the joint stock company in 1992. The sum and terms of dividend payment are determined by the General Meeting of shareholders. On the results of the year 2004 the interim dividends at the sum of 3, 75 roubles per one share were paid. Taking into account the approved dividends on the results of the second half of the year 2004 at the sum of 8,61 roubles per ordinary share with the nominal value 70 roubles, the aggregated amount of dividends on the results of the year 2004 will account for 12,36 roubles per one share. On the results of the year 2003 there were paid dividends on the basis of 7,5 roubles per ordinary share (interim for the first half of the year 2003 at the sum of 2 roubles per share and 5,5 roubles for the second half of the year 2003). On the results of the year 2002 – 2 roubles per share, 2001- 1 rouble, 2000 – 0, 5 rouble.

About the company. JSC concern "KALINA " is one of the leading Russian perfumery and cosmetics producers. The leading brands of the company are "Black Pearl", "Clean Line" and "MIA" among the skin-care products, "32", "Forest Balsam"- on the mouth-care market, 'Angelica Varum" – among perfumes.

Concern "KALINA" consists of the parent enterprise in Ekaterinburg, Omskiy factory of detergents, subsidiary "Pallada.Ukraine" (Ukraine), "Novoplast", KALINA Overseas Holding B. V. (Netherlands)

Further information you may get from the press-secretary of the JSC Concern 'KALINA"- Kazantsev Sergey, tel./fax.(343) 365 83 06, e-mail: pressa@kalina.org.

This announcement is only for circulation to persons to whom it may lawfully be issued in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Company.